UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 15)

AMPEX CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

032092-30-6

(CUSIP Number)

Craig L. McKibben

135 East 57th Street, 32nd Floor

New York, New York 10022

(212) 759-6301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

AUGUST 7, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032092306	SCHEDULE 13D	Page 2 of 17 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

First Jeffson Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐ N/A
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0
14.	TYPE OF REPORTING PERSON (See Instructions)

HC

CUSIP No. 032092306	SCHEDULE 13D	Page 3 of 17 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Second Jeffson Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐ N/A
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0
14.	TYPE OF REPORTING PERSON (See Instructions)

HC

CUSIP No. 032092306	SCHEDULE 13D	Page 4 of 17 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Sherborne Holdings Incorporated
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐ N/A
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

54,927
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

54,927
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,927
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14.	TYPE OF REPORTING PERSON (See Instructions)

HC

CUSIP No. 032092306	SCHEDULE 13D	Page 5 of 17 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Newhill Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐ N/A
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

54,927
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

54,927
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,927
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14.	TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 032092306	SCHEDULE 13D	Page 6 of 17 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Sherborne & Company Incorporated
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐ N/A
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

56,625
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

56,625
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,625
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14.	TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. 032092306	SCHEDULE 13D	Page 7 of 17 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Craig L. McKibben
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐ N/A
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

28,451
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

28,451
10. SHARED DISPOSITIVE POWER

172,347

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

228,031
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14.	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 032092306	SCHEDULE 13D	Page 8 of 17 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Edward J. Bramson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐ N/A
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

262,093
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

262,093
10. SHARED DISPOSITIVE POWER

172,347

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

484,440
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5%
14.	TYPE OF REPORTING PERSON (See Instructions)

IN

AMENDMENT NO. 15

TO

SCHEDULE 13D

This Amendment No. 15 amends certain of the information contained in the Statement on Schedule 13D, as previously amended (the “Schedule 13D”), filed by the parties named below (collectively, the “Filing Parties”). Certain information in the Schedule 13D which has not changed since the filing of Amendment No. 14 thereto is not restated herein. Capitalized terms used but not defined herein have the meanings given to them in the Schedule 13D.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the Class A Common Stock, par value $0.01 per share (the “Class A Stock”) of Ampex Corporation, a Delaware corporation (the “Company”). The number of shares of Class A Stock reported as beneficially owned by each Filing Party includes all outstanding shares of Class A Stock owned directly or indirectly by the Filing Party, and all shares of Class A Stock which the Filing Party has the right to acquire within 60 days of August 7, 2006 pursuant to outstanding options, warrants, rights or convertible securities.

The Company’s principal executive office is located at 1228 Douglas Avenue, Redwood City, California 94063.

The filing of this Statement shall not be construed as an admission by any Filing Party that it is, for purposes of Section 13(d) or 13(g) of the Act or for any other purpose, the beneficial owner of any securities covered by this statement.

Item 2. Identity and Background.

(a) through (c). This Amendment No. 15 is being filed on behalf of the Filing Parties named below, each of whom has a business address at 135 East 57th Street, 32nd Floor, New York, NY 10022.

1.	First Jeffson Corporation, a Delaware corporation, formerly known as Sherborne Investments Corporation (“FJC”), of which Edward J. Bramson, one of the Filing Parties, is the sole stockholder. Until March 2004, FJC’s principal business has been the ownership of Class A Stock of the Company.

2.	Second Jeffson Corporation, a New York corporation, formerly known as Sherborne Capital Incorporated and successor by merger to SH Securities Co., LLC (“SJC”), of which Edward J. Bramson, one of the Filing Parties, is the controlling stockholder. Until August 7, 2006, SJC’s principal business has been the ownership of Class A Stock of the Company.

3.	Sherborne Holdings Incorporated, a Delaware corporation (“SHI”). SHI is a holding company whose principal business is the ownership of Class A Stock of the Company.

4.	Newhill Partners, L.P. (“NLP”), a Delaware limited partnership, which owns all of the outstanding stock of SHI. NLP’s principal business is to acquire, hold and dispose of business entities, directly or through subsidiaries and holding companies. The General Partner of NLP is SCI (defined below).

Page 9 of 17 Pages

5.	Sherborne & Company Incorporated, a Delaware corporation (“SCI”), the General Partner of NLP. SCI is owned by Edward J. Bramson, who is its sole stockholder. SCI’s principal business is to act as General Partner of NLP.

6.	Craig L. McKibben, Vice President, Treasurer, Chief Financial Officer and a director of the Company. Mr. McKibben is also an officer and a director of SHI and SCI, and an officer of FJC and SJC. Mr. McKibben’s present principal occupation or employment is serving as: (i) Chief Financial Officer and a director of the Company, which is engaged in the manufacture and sale of specialized data recording devices and licensing of proprietary technologies, and which has an address at 1228 Douglas Avenue, Redwood City, CA 94063; and (ii) managing director of Sherborne Investors GP, LLC and Sherborne Management GP, LLC, each of which is engaged primarily in the business of serving as general partners to the managing member and investment manager, respectively, of certain securities investment funds, and each of which has an address at 135 East 57th Street, 32nd Floor, New York, NY 10022.

7.	Edward J. Bramson, Chairman of the Board and Chief Executive Officer of the Company. Mr. Bramson is also the chief executive officer and chairman of each other corporation that is a Filing Party herein, and is a limited partner of NLP. Mr. Bramson’s present principal occupation or employment is serving as: (i) Chairman and Chief Executive Officer of the Company; (ii) managing member of Sherborne Investors GP, LLC and Sherborne Management GP, LLC, the principal business and address of which are described in subparagraph 6 above; and (iii) Executive Chairman of Elementis Group, plc, a global specialty chemical business, with an address at 10 Albermarle Street, London, W1S, 4BL, United Kingdom.

Peter Slusser, who is not a Filing Party, is a director of SHI and the Company. His present principal occupation or employment is serving as President and Chief Executive Officer of Slusser Associates, a private investment banking company with an address at 153 East 53rd Street, Suite 5100, New York, NY 10022.

(d) None of the Filing Parties nor Mr. Slusser has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Filing Parties nor Mr. Slusser has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. McKibben and Mr. Slusser are citizens of the United States of America. Mr. Bramson is a citizen of the United Kingdom.

Page 10 of 17 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Since the date of filing of Amendment No. 14 to the Schedule 13D, the Filing Parties named herein have entered into or been subject to the following transactions in the Company’s Class A Stock, using the funds indicated below:

(a) Option Grants under Stock Incentive Plan.

(i) On April 7, 2004, the Stock Incentive Plan Committee of the Company’s Board of Directors granted to Mr. Bramson an option under the Company’s 1992 Stock Incentive Plan, as amended (the “Stock Incentive Plan”) to purchase 50,000 shares of Class A Stock at $1.15 per share. This option became exercisable as to 25,000 shares on October 7, 2004 and as to 25,000 shares on April 7, 2005, and will expire as to all such shares on April 7, 2007. On June 10, 2005, the Stock Incentive Plan Committee granted to Mr. Bramson an option to purchase 25,000 shares under the Stock Incentive Plan, exercisable at $38.25 per share. This option became exercisable as to 12,500 shares on June 10, 2006, will become exercisable as to the remaining 12,500 shares on June 10, 2007, and will expire as to all such shares on June 10, 2008. No funds were expended by Mr. Bramson in connection with these option grants.

(ii) On April 7, 2004, the Stock Incentive Plan Committee granted to Mr. McKibben an option under the Stock Incentive Plan to purchase 50,000 shares of Class A Stock at $1.15 per share. This option became exercisable as to 25,000 shares on October 7, 2004 and as to 25,000 shares on April 7, 2005, and will expire as to all such shares on April 7, 2007. No funds were expended by Mr. McKibben in connection with these option grants.

(iii) On July 9, 2004, the Stock Incentive Plan Committee granted to Mr. Slusser an option under the Stock Incentive Plan to purchase 10,000 shares of Class A Stock at $1.90 per share. This option became exercisable on June 10, 2005, and will expire on September 10, 2006. On June 10, 2005, the Stock Incentive Plan Committee granted to Mr. Slusser an option to purchase 1,000 shares under the Stock Incentive Plan, exercisable at $38.25 per share. This option became exercisable on May 19, 2006 and will expire on August 19, 2007. No funds were expended by Mr. Slusser in connection with these option grants.

(b) Option Exercises under the Stock Incentive Plan.

(i) On October 8, 2004, Mr. Bramson exercised 25,000 options granted to him under the Stock Incentive Plan for $1.15 per share. He used personal funds to pay the exercise price of these options.

(ii) On October 19, 2004, Mr. McKibben exercised 25,000 options granted to him under the Stock Incentive Plan for $1.15 per share. On April 26, 2005, Mr. McKibben exercised 309 options granted to him under the Stock Incentive Plan for $8.00 per share. During the period from July 1, 2005 through October 3, 2005, Mr. McKibben exercised a total of 2,967 shares granted to him under the Stock Incentive Plan for $1.15 per share. He used personal funds to pay the exercise price of these options.

(iii) On February 3, 2005, Mr. Slusser exercised 250 options granted to him under the Stock Incentive Plan for $5.20 per share. During the period from August 16, 2005 to May 31, 2006, Mr. Slusser exercised a total of 10,000 options granted to him under the Stock Incentive Plan for $1.90 per share. He used personal funds to pay the exercise price of these options.

Page 11 of 17 Pages

(c) Expiration of Options granted under the Stock Incentive Plan. During the period from the date Amendment No. 14 was filed through the date of this Amendment No. 15, certain options previously granted to Messrs. McKibben and Slusser under the Stock Incentive Plan have expired unexercised. No funds were expended by Mr. McKibben or Mr. Slusser in connection with the expiration of these options.

(d) Stock Bonus Plan Award. On June 14, 2006, the Stock Bonus Plan Committee of the Company’s Board of Directors granted to Mr. Slusser a stock bonus award of 1,000 shares of Class A Stock under the Company’s 2000 Stock Bonus Plan, as amended (the “Stock Bonus Plan”). The award will vest as to all 1,000 shares on the date of the Company’s 2007 Annual Meeting of Stockholders. No funds were expended by Mr. Slusser in connection with this stock award.

(e) Market Transactions.

(i) On or about November 29 and November 30, 2004, Mr. Bramson sold a total of 25,452 shares of Class A Stock in open market brokerage transactions at prices ranging from $5.00 to $10.85 per share. In addition, during the period from July through October 2005, Mr. Bramson sold a total of 15,000 shares of Class A Stock in open market brokerage transactions pursuant to a Rule 10b5-1 trading plan adopted by Mr. Bramson on May 24, 2005, at prices ranging from $26.20 to $38.05 per share.

(ii) On April 16, 2004, Mr. McKibben sold 7,500 shares of Class A Stock in an open market brokerage transaction at a price of $1.15 per share. In addition, during the period from July through October 2005, Mr. McKibben sold a total of 2,967 shares of Class A Stock in open market brokerage transactions pursuant to a Rule 10b5-1 trading plan adopted by Mr. McKibben on May 16, 2005, at prices ranging from $30.1576 to $38.29 per share.

(iii) On August 16, 2005, Mr. Slusser sold 917 shares of Class A Stock at a price of $31.26 per share, and 83 shares of Class A Stock at a price of $31.27 per share, in open market brokerage transactions. In addition, during the period from September 2005 through February 2006, Mr. Slusser sold a total of 6,000 shares of Class A Stock in open market brokerage transactions pursuant to a Rule 10b5-1 trading plan adopted by Mr. Slusser on August 16, 2005, at prices ranging from $19.70 to $30.75 per share. On August 17, 2006, Mr. Slusser sold 1,000 shares of Class A Stock in open market brokerage transactions at prices ranging from $14.00 to $14.21 per share.

(f) Expiration of SHI Option. On December 31, 2004, an option previously granted by SHI to Mr. McKibben to acquire up to 7,500 shares (as adjusted) of Class A Stock owned by SHI, expired. As originally written, the option was scheduled to expire on December 31, 1998, but was extended by agreement of SHI and Mr. McKibben, for no additional consideration, until December 31, 2004. No funds were expended by Mr. McKibben or SHI in connection with the expiration of this option.

(g) FJC Note Foreclosure. In March 2004, the Company foreclosed on certain promissory notes issued by FJC, of which Edward J. Bramson, one of the Filing Parties, is the sole stockholder. The promissory notes were previously issued by FJC in partial payment for the purchase of Class A Stock in 1995, and were secured by a total of 85,000 shares of Class A Stock. As disclosed in the Company’s Proxy Statement dated April 29, 2004, FJC defaulted in the payment of accrued interest on these promissory notes in 2004. Accordingly, the Company foreclosed on the notes and the 85,000 shares securing the notes were transferred to the Company, along with 500 additional shares of Class A Stock previously held by FJC, and $12,600 in cash, which represented substantially all of FJC’s other assets, and the shares were cancelled. As a result of this transaction, FJC no longer owns any shares of Class A Stock.

Page 12 of 17 Pages

(h) SJC Note Foreclosure. On August 7, 2006, the Company foreclosed on a promissory note issued by SJC, of which Mr. Bramson is the controlling stockholder. The promissory note was previously issued by SJC in partial payment for the purchase of 20,000 shares Class A Stock, and was secured by those shares. As disclosed in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2006, on August 7, 2006, SJC indicated that the Company should foreclose on the note. Accordingly, the Company foreclosed on the note and the 20,000 shares securing the note, which represented substantially all of SJC’s assets, were transferred to the Company and cancelled. As a result of this transaction, SJC no longer owns any shares of Class A Stock.

Item 4. Purpose of Transaction.

The Stock Incentive Plan Committee of the Company’s Board of Directors granted the options reported in Item 3(a) as incentive compensation in accordance with the purposes of the Stock Incentive Plan.

The transactions by Messrs. Bramson, McKibben and Slusser reported above in Items 3(b) and 3(e), were effected for personal investment planning purposes.

The options described above in Items 3(c) and 3(f) expired pursuant to their terms.

The Stock Bonus Plan Committee of the Company’s Board of Directors granted the shares reported in Item 3(d) as bonus compensation in accordance with the purposes of the Stock Bonus Plan.

The foreclosure transactions described above in Items 3(g) and 3(h) were entered into by agreement between the Company and each of FJC and SJC, respectively, in order to maximize the Company’s recovery on the secured notes, although there was no effect on the Company’s net assets or results of operations (except for possible future tax benefits), because the Company had offset the notes on its balance sheets.

(a) One or more of the Filing Parties named in the Schedule 13D, including Mr. Bramson, may from time to time in the future acquire additional shares of Class A Stock, or dispose of shares of Class A Stock owned by such Filing Party, in open market or privately negotiated transactions, depending upon market conditions, personal investment considerations, or other factors.

(b) through (j) As set forth below in Item 5, the Filing Parties may be deemed to hold beneficial ownership of approximately 13.9% of the outstanding Class A Stock. Accordingly, the Filing Parties may be in a position to exercise significant influence on the management and affairs of the Company.

Item 5. Interest in Securities of the Issuer.

(a) and (b). As of August 7, 2006, there were 3,810,273 shares of Class A Stock outstanding. Based on that information, after taking into account the transactions described herein, the Filing Parties report the following direct and derivative holdings of Class A Stock as of August 7, 2006:

(i) FJC no longer owns any shares of Class A Stock.

(ii) SJC no longer owns any shares of Class A Stock.

(iii) SHI owns directly or through a wholly-owned subsidiary 54,927 shares of Class A Stock, representing approximately 1.4% of the outstanding Class A Stock. SHI has the sole power to direct the voting and disposition of all such shares. (The voting proxy granted by Mr. McKibben to SHI, as described in previous amendments to the Schedule 13D, expired pursuant to its terms on December 31, 2004.)

Page 13 of 17 Pages

(iv) NLP owns all the outstanding shares of SHI, and is deemed to be the beneficial owner of all shares beneficially owned or controlled by SHI. Accordingly, NLP is deemed to be the beneficial owner of an aggregate of 54,927 shares, representing approximately 1.4% of the outstanding Class A Stock. NLP is deemed to have sole voting and dispositive power over all such shares.

(v) SCI owns 1,698 shares of Class A Stock directly, and is deemed to be the beneficial owner of all shares beneficially owned by NLP (because SCI is the general partner of NLP, the sole stockholder of SHI). Accordingly, SCI is deemed to be the beneficial owner of an aggregate of 56,625 shares, representing approximately 1.5% of the outstanding Class A Stock. SCI is deemed to have sole voting and dispositive power over all 56,625 shares.

(vi) Mr. McKibben owns 28,451 shares of Class A Stock directly and holds options to acquire 27,233 shares of Class A Stock under the Stock Incentive Plan. In addition, Mr. McKibben serves as co-administrator (with Mr. Bramson) of the Ampex Retirement Master Trust (the “Ampex Trust”), which (based on information disclosed in the Company’s Proxy Statement dated April 14, 2006 (the “2006 Proxy Statement”) and certain other information available to this Filing Party) holds 172,347 shares of Class A Stock. Accordingly, Mr. McKibben may be deemed to be the beneficial owner of an aggregate of 228,031 shares of Class A Stock, representing approximately 5.9% of the outstanding Class A Stock. Of that number, Mr. McKibben may be deemed to have sole voting and dispositive power over 28,451 shares; to have no voting or dispositive power over 27,233 shares underlying the options; and to have no voting power, and shared dispositive power with Mr. Bramson, over 172,347 shares held by the Ampex Trust. (As indicated above, the voting proxy granted by Mr. McKibben to SHI, described in previous amendments to the Schedule 13D, expired pursuant to its terms on December 31, 2004.)

(vii) Mr. Bramson owns 205,468 shares of Class A Stock directly and holds options to acquire 50,000 shares of Class A Stock under the Stock Incentive Plan. Mr. Bramson is also deemed to own beneficially a total of 56,625 shares of Class A Stock owned or controlled by SCI, NLP and SHI. In addition, Mr. Bramson serves as co-administrator (with Mr. McKibben) of the Ampex Trust, which (based on information disclosed in the 2006 Proxy Statement and certain other information available to this Filing Party) holds 172,347 shares of Class A Stock. Accordingly, Mr. Bramson is deemed to be the beneficial owner of an aggregate of 484,440 shares, representing approximately 12.5% of the outstanding Class A Stock. Of that number, Mr. Bramson may be deemed to have sole voting and dispositive power over 262,093 shares; to have no voting or dispositive power over 50,000 shares underlying the options; and to have no voting power, and shared dispositive power with Mr. McKibben, over 172,347 shares.

(viii) The Filing Parties named herein, collectively, may comprise a “group” within the meaning of Section 13(d)(3) of the Act, and as a group beneficially own all of the shares owned or controlled by each of the Filing Parties, representing an aggregate of 540,124 shares, or approximately 13.9%, of the outstanding Class A Stock.

(ix) Mr. Slusser, who is not one of the Filing Parties, owns 4,625 shares of Class A Stock directly (1,000 of which are restricted pursuant to a bonus award granted under the Stock Bonus Plan) and holds options granted under the Stock Incentive Plan to purchase 1,000 shares of Class A Stock. Accordingly, Mr. Slusser beneficially owns a total of 5,625 shares, representing .15% of the outstanding Class A Stock. Mr. Slusser has sole voting and dispositive power over 3,625 shares, sole voting and no dispositive power over 1,000 shares awarded under the Stock Bonus Plan, and no voting or dispositive power over 1,000 shares underlying the options.

Page 14 of 17 Pages

(c) Subsequent to August 7, 2006, on August 17, 2006, Mr. Slusser sold 1,000 shares of Class A Stock previously owned directly by him, as further described in Item 3(e)(iii) above. Except as disclosed in this Amendment No. 15, none of the Filing Parties has effected any transactions in shares of Class A Stock during the past sixty days.

(d) No change.

(e) As a result of the transactions referred to above in Items 3(g) and 3(h), FJC and SJC ceased to be reporting persons on or about March 17, 2004 and August 7, 2006, respectively, and will no longer be Filing Parties hereunder.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Company entered into two letter agreements dated as of March 17, 2004 and August 7, 2006 with each of FJC and SJC, respectively, in connection with the foreclosure transactions referred to above in Items 3(g) and 3(h). These agreements are listed as exhibits under Item 7 below.

Item 7. Material to Be Filed as Exhibits.

The List of Exhibits attached to this Amendment No. 15 is hereby incorporated herein by reference.

Page 15 of 17 Pages

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2006

FIRST JEFFSON CORPORATION

By:	/s/ Edward J. Bramson
Name:	Edward J. Bramson
Title:	President

SECOND JEFFSON CORPORATION

By:	/s/ Edward J. Bramson
Name:	Edward J. Bramson
Title:	President

SHERBORNE HOLDINGS INCORPORATED

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Vice President

NEWHILL PARTNERS, L.P., by its general partner,
Sherborne & Company Incorporated

By:	/s/ Edward J. Bramson
Name:	Edward J. Bramson
Title:	President

SHERBORNE & COMPANY INCORPORATED

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Vice President

/s/ Craig L. McKibben
Craig L. McKibben

/s/ Edward J. Bramson
Edward J. Bramson

Page 16 of 17 Pages

LIST OF EXHIBITS

to

Amendment No. 15 to Schedule 13D

Exhibit No.	Exhibit Description
1	Letter Agreement dated as of March 17, 2004, between the Company and FJC relating to foreclosure under certain promissory notes and pledge agreements (filed as Exhibit 10.21 to the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2003 and incorporated herein by reference).

2*	Letter Agreement dated as of August 7, 2006, between the Company and SJC relating to foreclosure under the promissory note and pledge agreement between the parties.

*	Filed herewith.

Page 17 of 17 Pages